================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            -----------------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)*

                             COMAIR HOLDINGS, INC.
         ------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                  199789 10 8
         ------------------------------------------------------------
                                (CUSIP Number)

                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia 30320
                                (404) 715-2387
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 17, 1999
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 19 pages)

                           Exhibit Index on page 19

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

CUSIP No. 199789 10 8               13D/A                    Page 2 of 19 Pages
          -----------                                        -------------------

--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Delta Air Lines, Inc.
        IRS Identification No. 58-0218548
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                                           7.     SOLE VOTING POWER

          NUMBER OF                               0
           SHARES
        BENEFICIALLY                       8.     SHARED VOTING POWER
          OWNED BY                                21,072,655
            EACH
        BENEFICIALLY                       9.     SOLE DISPOSITIVE POWER
          OWNED BY
            EACH                                  0
          REPORTING
         PERSON WITH                      10.     SHARED DISPOSITIVE POWER

                                                  21,072,655
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,072,655
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.06%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP No. 199789 10 8               13D/A                    Page 2 of 19 Pages
          -----------                                        -------------------

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Delta Air Lines Holdings, Inc., a wholly owned subsidiary of
        Delta Air Lines, Inc.
        IRS Identification No. 51-0323487
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                           7.     SOLE VOTING POWER

          NUMBER OF                               0
           SHARES
        BENEFICIALLY                       8.     SHARED VOTING POWER
          OWNED BY                                21,072,655
            EACH
        BENEFICIALLY                       9.     SOLE DISPOSITIVE POWER
          OWNED BY
            EACH                                  0
          REPORTING
         PERSON WITH                      10.     SHARED DISPOSITIVE POWER

                                                  21,072,655
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,072,655
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.06%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        CO

--------------------------------------------------------------------------------

         Delta Air Lines, Inc., a Delaware corporation ("Delta"), and Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Delta ("Holdings"), hereby amend the Statement on Schedule 13D dated June 20, 1986, previously filed by Delta on or about June 26, 1986, as heretofore amended by Amendments Nos. 1 and 2 dated July 28, 1986 and January 2, 1990, respectively (as so amended, the "Original Schedule 13D"), relating to the common stock, no par value (the "Common Stock"), of Comair Holdings, Inc., a Kentucky corporation (the "Company"), owned by Holdings.

         As the Original Schedule 13D was filed in paper format, Part I of this Amendment No. 3 restates the text of the Original Schedule 13D pursuant to Rule 13d-2(e) of the General Rules and Regulations Under the Securities Exchange Act of 1934, as amended. Part II of this Amendment No. 3 contains the disclosure which prompted this filing.


                                    PART I

         Item 1.      Security and Issuer

         The class of equity securities to which this Statement relates is the Common Stock, no par value, (the "Common Stock"), of Comair, Inc., an Ohio corporation ("Comair"). The principal executive offices of Comair are located at P.O. Box 75021, Greater Cincinnati Airport, Cincinnati, Ohio 45275.


                                    4 of 19

         Item 2.      Identity and Background

         This Statement is being filed by Delta Air Lines, Inc., a Delaware corporation ("Delta"). Delta is a commercial airline serving approximately 100 domestic destinations in 35 states, the District of Columbia and Puerto Rico and 9 cities in 7 foreign countries. The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

         This statement is also being filed by Holdings, a Delaware corporation. Holdings is a wholly owned subsidiary of Delta formed to hold certain assets of Delta. The principal executive offices of Holdings are located at 1100 North Market Street, Suite 780, Wilmington, Delaware 19801.

         (a) - (c), (f). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delta are set forth in Schedule I hereto.(1)

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Holdings are set forth in Schedule II hereto.(2)

         (d) - (e). During the last five years, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal

--------
     1 Incorporated herein by reference to the schedule of the same number in the Schedule 13D, dated June 20, 1986, previously filed by Delta in paper format on or about June 26, 1986 relating to Delta's ownership of Comair's Common Stock.

     2 Incorporated herein by reference to the schedule of the same number in Amendment No. 2, dated January 2, 1990, to the Schedule 13D previously filed by Delta in paper format on January 5, 1990 relating to Delta's ownership of Comair's Common Stock.

                                    5 of 19
proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.      Source and Amount of Funds or Other Consideration

         Pursuant to the Stock Purchase Agreement dated June 11, 1986 (the "Stock Purchase Agreement") executed on June 16, 1986 between Delta and Comair, Comair has agreed to sell to Delta, and Delta has agreed to purchase, 1,850,000 authorized but unissued shares of Common Stock at $9.125 per share, or an aggregate purchase price of $16,881,250. All of such funds will be obtained by Delta out of its available general corporate funds.


                                     6 of 19

         Item 4.      Purpose of Transaction

         Delta will acquire the 1,850,000 shares of Common Stock subject to the Stock Purchase Agreement for the purpose of obtaining a significant equity interest in Comair. Delta is making this investment at this time in order to solidify and enhance Comair's continuing participation in Delta's joint marketing program with various regional carriers known as "The Delta Connection."

         Although Delta has no current intention of increasing its equity interest in Comair, Delta intends to review its investment in Comair on a continuing basis and, depending on future developments in the airline industry and other factors (including, among others, Comair's business and prospects, developments with respect to Delta's business, other business opportunities available to Delta, general economic conditions and money and stock market conditions), Delta may determine, subject to the terms of the Stock Purchase Agreement, to acquire additional shares of Common Stock from time to time through open market purchases, in privately negotiated transactions or otherwise. Delta may also determine to dispose of some or all of the shares of Common Stock it acquires.

         The purchase and sale of the shares of Common Stock contemplated by the Stock Purchase Agreement is subject to conditions customary in transactions of this nature, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is not subject to the approval of the United States Department of Transportation (the


                                    7 of 19

"DOT"), although on June 20, 1986, Delta gave notice to the DOT of the proposed transaction and, should it choose to do so, the DOT has up to 45 days from the date of such notice to assert a right to review the transaction.

         On July 23, 1986 the DOT issued an order granting Delta's request for an exemption from the DOT's 45-day prior notice requirement.

         The Stock Purchase Agreement provides that, if Delta so requests, as promptly as practicable following the closing under such Agreement, Comair will take such action as may be necessary to elect one designee of Delta to the board of directors of Comair, and thereafter, for as long as Delta owns at least 10% of the outstanding Common Stock, Comair will include at least one Delta designee on its slate of nominees for election as directors and will use its reasonable best efforts to assure that such individual is elected to Comair's board of directors. Delta presently intends to request that a member of its senior management be elected to the board of directors of Comair.

         Except as set forth in this Item 4 and in Item 6 below, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Except as set forth in this Item 4, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors has any plans or proposals


                                    8 of 19
which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Item 5.      Interest in Securities of the Issuer

         (a) Holdings is (and by virtue of its ownership of all of the capital stock of Holdings, Delta may be deemed to be) the beneficial owner of the Shares.

         Except as set forth in this Item 5(a), neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, owns any shares of Common Stock.

         (b) Holdings has (and by virtue of Delta's ownership of all of the capital stock of Holdings, Delta may be deemed to share with Holdings and Holdings may be deemed to share with Delta) the power to vote or to direct the vote of, and the power to dispose of or direct the disposition of, the Shares.

         (c) Pursuant to the Stock Purchase Agreement, on July 25, 1986, Delta acquired 1,850,000 authorized but unissued shares of Common Stock from Comair at $9.125 per share.

         On December 27, 1989, Delta assigned and transferred the Shares to Holdings as a capital contribution.

         Except as set forth in this Item 5(c), neither Delta nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past 60 days.


                                     9 of 19

         Except as set forth in this Item 5(c), neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has effected any transaction in shares of Common Stock during the past 60 days.

         (d) No person other than Holdings and Delta will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         Under the terms of the Stock Purchase Agreement, Delta has agreed that, except under certain circumstances, neither it nor any entity controlled by it will acquire, without the written consent of Comair, ownership of more than 25% of the Common Stock.

         Pursuant to the Stock Purchase Agreement, Comair has granted Delta the right, for so long as Delta owns at least 10% of the outstanding Common Stock, to acquire a pro rata portion of any voting securities that Comair may issue in the future (except for certain shares issuable pursuant to Comair's existing employee stock option plan). Comair has also granted Delta certain "demand" and "piggyback" registration rights in the event Delta should determine to sell any shares of Common Stock, or other voting securities of Comair, acquired pursuant to the


                                   10 of 19

Stock Purchase Agreement under circumstances requiring the registration of such sale under the Securities Act of 1933, as amended (the "Securities Act").

         Under the Stock Purchase Agreement, Delta has granted Comair a right of first refusal with respect to any voting securities of Comair that Delta may determine to sell, at any time Delta owns at least 5% of the outstanding Common Stock, in a private sale or in certain public offerings registered under the Securities Act.

         Except as set forth or incorporated by reference in this Item 6, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Comair, including but not limited to, those enumerated in Item 6 of Schedule 13D.

         Except as set forth or incorporated by reference in this Item 6, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understanding or relationships (legal or otherwise), with any person with respect to any securities of Comair, including but not limited to, those enumerated in Item 6 of Schedule 13D.

         Item 7. Material to be filed as Exhibits

         The Exhibit Index on page 19 is incorporated herein by reference.


                                   11 of 19

                                    PART II

         Item 1.      Security and Issuer

         Item 1 is hereby amended by replacing it with the following paragraphs:

         The class of equity securities to which this Statement relates is the Common Stock, no par value (the "Common Stock"), of Comair Holdings, Inc., a Kentucky corporation (the "Company"). The principal executive offices of Company are located at P.O. Box 75021, Cincinnati/ Northern Kentucky International Airport, Cincinnati, Ohio 45275.

         Company became the parent of Comair, Inc., an Ohio corporation, pursuant to a corporate reorganization which became effective on November 1, 1988. On that date, Comair was merged with a wholly owned subsidiary of Company, and each outstanding share of common stock, no par value, of Comair (the "Comair Common Stock") was automatically converted into one share of Common Stock. As such, all references herein to the "Company" shall refer as applicable to Company or Comair, and all references to the "Common Stock" shall refer, as to periods before the reorganization, to the Comair Common Stock, and, as to periods after the reorganization, to the Common Stock.

         Item 2.  Identity and Background

         Item 2 is hereby amended by (i) deleting Schedules I and II thereto and replacing them with the Schedule I filed herewith and (ii) deleting items
(a) through (c) and item (f) therefrom and replacing them with the following:


                                     12 of 19

         (a) - (c), (f). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delta and Holdings are set forth in Schedule I hereto.

         Item 4.      Purpose of Transaction

         Item 4 is hereby amended by deleting the second paragraph thereof and replacing it with the following paragraphs:

         On October 17, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Delta and Kentucky Sub, Inc. ("Kentucky Sub"), a direct, wholly owned subsidiary of Holdings. Pursuant to the terms of the Merger Agreement, Kentucky Sub will commence an offer (the "Tender Offer") to purchase all of the outstanding shares of Common Stock at a price of $23.50 per share, net to the seller in cash as promptly as practicable after the date hereof, but in no event later than Friday, October 22, 1999. The Tender Offer will be subject to the condition, among others described in the Merger Agreement, that there be validly tendered and not withdrawn prior to the expiration of the Tender Offer such number of shares of Common Stock which, together with the shares of Common Stock then owned by Delta or its affiliates, represents at least two-thirds of the then issued and outstanding Common Stock on a fully diluted basis.

         It is Delta's intention that, following completion of the Tender Offer, pursuant to the Merger Agreement, Kentucky Sub will be merged with and into the Company (the "Merger"). Each outstanding share of Common Stock will be


                                   13 of 19
converted, at the effective time of the Merger, into the right to receive $23.50 net in cash. As a result of the Merger, the Company would become a direct, wholly owned subsidiary of Holdings and an indirect, wholly owned subsidiary of Delta. The consummation of the Merger is subject to certain customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the shareholders of the Company in accordance with the provisions of applicable law.

         This summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Item 5. Interest in Securities of the Issuer.

         Item 5(a) is hereby amended by replacing it with the following:

         Holdings is (and by virture of its ownership of all of the capital stock of Holdings, Delta may be deemed to be) the beneficial owner of 21,072,655 shares of Common Stock, which represents approximately 22.06% of the Common Stock outstanding as of September 30, 1999. Since July 25, 1986 neither Delta nor any of its subsidiaries has acquired or disposed of any Common Stock. The increase since July 25, 1986 in the number of shares of Common Stock beneficially owned by Holdings and Delta, and in the relative percentage of Common Stock beneficially owned by Holdings and Delta, is the result of stock splits and repurchases of Common Stock by the Company since that time.

         Item 7. Materials to be Filed as Exhibits.


                                   14 of 15

Exhibit 1   -- Stock Purchase Agreement dated
               June 11, 1986 between Delta and
               Company.*

Exhibit 2   -- Joint press release issued by
               Delta and Comair on May 29, 1986.*

Exhibit 3   -- Agreement and Plan of Merger dated
               as of October 17, 1999 among Company,
               Delta and Kentucky Sub, Inc.

Exhibit 4   -- Press Release issued by Delta
               on October 18, 1999.

*    Incorporated by reference to the correspondingly numbered Exhibit to the
     Schedule 13D, dated June 20, 1986, filed by Delta Air Lines, Inc. with the SEC on or about June 26, 1986.


                                   15 of 19

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    Delta AIR LINES, INC.


                                    By:       /s/ Edward H. West
                                       -----------------------------------------
                                       Name:  Edward H. West
                                       Title: Executive Vice President and
                                              Chief Financial Officer


                                    Delta AIR LINES HOLDINGS, INC.


                                    By:        /s/ Leslie P. Klemperer
                                       -----------------------------------------
                                       Name:  Leslie P. Klemperer
                                       Title: Vice President and Secretary


Dated:        October 18, 1999


                                   16 of 19

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
          PARENT AIR LINES, INC. AND PARENT AIR LINES HOLDINGS, INC.


     The following table sets forth the name, business address and present principal occupation or employment of the directors and executive officers of Delta and Holdings. Each of Delta's and Holdings's directors and officers is a citizen of the United States.

     Except as otherwise indicated, the business address of each director and executive officer of Delta and Holdings is Delta Air Lines, Inc., Hartsfield Atlanta International Airport, Atlanta, Georgia 30320. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Delta or Holdings, respectively. Directors of each of Delta and Holdings are indicated with an asterisk.

A.  Directors and Executive Officers of Delta.



     Name, Citizenship
  and Current Byusiness
          Address           Present Principal Occupation or Employment
---------------------------------------------------------------------------------------------------

*Edwin L. Artzt............ Chairman of the Board of Spalding Sports Worldwide, Inc., director of American Express Company, Evenflo Company, Inc. and GTE
                            Corporation.

*Henry A. Biedenharn, III.. Retired.

*James L. Broadhead........ Chairman of the Board and Chief Executive Officer of FPL Group,
                            Inc., and its principal subsidiary, Florida Power & Light Company.

*Edward H. Budd............ Director of GTE Corporation.

*R. Eugene Cartledge....... Chairman of the Board of Genevac Portable Products LLC and a
                            director of Blount, Inc., Chase Brass Industries, Inc., Sun Company,
                            Inc. and UCAR International, Inc.

*Mary Johnston Evans....... Director of Baxter International Inc., Dun & Bradstreet Corp.,
                            Household International, Inc. and Sunoco Inc.

*David R. Goode............ Chairman, President and Chief Executive Officer of Norfolk
                            Southern Corporation.

*Gerald Grinstein.......... Non-Executive Chairman of Board of Directors, principal of
                            Madrona Investment Group LLC and non-executive Chairman of the
                            Board of Agilent Technologies, Inc.

*Leo F. Mullin............. President and Chief Executive Officer.

*Andrew J. Young........... Chairman and a senior partner of Goodworks International, Inc.

Malcolm B. Armstrong....... Executive Vice President-Operations.

Robert L. Colman........... Executive Vice President-Human Resources.

Vicki B. Escarra........... Executive Vice President-Customer Service.

Edward H. West............. Executive Vice President and Chief Financial Officer.

Frederick W. Reid.......... Executive Vice President and Chief Marketing Officer.

-------------------
* Represents Directors of Delta.


                                   17 of 19

B.  Directors and Executive Officers of Holdings.




     Name, Citizenship
  and Current Byusiness
          Address                              Present Principal Occupation or Employment
---------------------------------------------------------------------------------------------------
*  Edward D. Jones.............................Vice Chairman of Delaware Corporate
   Delaware Corporate Management, Inc.         Management, Inc.
   1105 North Market Street, Suite 1300
   Wilmington, DE 19899

* Leslie P. Klemperer..........................Vice President and Secretary.  Associate General
                                               Counsel and Assistant Secretary of Delta.

*  David P. Fontello...........................Vice President and Assistant Secretary.  Vice
   Wilmington Trust Company                    President-Corporate Financial Services
   Rodney Square North                         Department, Wilmington Trust Company.
   1100 North Market Street
   Wilmington, DE 19890

* Maria D'Alessandro...........................Treasurer.  General Manager-Treasury of Delta.

*  Thomas M. Strauss...........................Assistant Treasurer.  Financial Services Manager
   Wilmington Trust Company                    of Delaware Corporate Management.
   Rodney Square North
   1105 North Market Street, Suite 1300
   Wilmington, DE 19899

-------------------
* Represents Directors of Holdings.


                                   18 of 19

                                 EXHIBIT INDEX



Exhibit 1  -- Stock Purchase Agreement dated
              June 11, 1986 between Delta and
              Comair.*

Exhibit 2  -- Joint press release issued by
              Delta and Comair on May 29, 1986.*

Exhibit 3  -- Agreement and Plan of Merger dated
              as of October 17, 1999 among Company,
              Delta and Kentucky Sub, Inc.

Exhibit 4  -- Press Release issued by Delta
              on October 18, 1999.

*  Incorporated by reference to the correspondingly numbered Exhibit to the
   Schedule 13D, dated June 20, 1986, filed by Delta Air Lines, Inc. with the SEC on or about June 26, 1986.


                                   19 of 19